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                               August 17, 2021

       Tin Lung David Leung
       President and Chief Executive Officer
       New Momentum Corp.
       Room 1303, 13/F, Technology Plaza
       651 King   s Road
       North Point, Hong Kong

                                                        Re: New Momentum Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 22, 2021
                                                            File No. 333-257302

       Dear Mr. Leung:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed July 22,
2021

       Prospectus Cover Page, page 3

   1.                                                   Please provide
prominent disclosure about the emerging legal and operational risks associated with being
based in and having the majority of your operations in Hong Kong and thereby subject to
political and economic influence from China. Your disclosure should make clear
whether these risks could result in a material change in your operations and/or the value of
your common stock or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by the Chinese government, such as those related to data security,
anti-monopoly concerns and China   s extension of authority into Hong
 Tin Lung David Leung
New Momentum Corp.
August 17, 2021
Page 2
       Kong, has or may impact the company   s ability to conduct its business,
accept foreign
       investments, or list on a U.S. or other foreign exchange. Please consider a discussion of how the policies of the Chinese government, including the implementation of the National
       Security Law in Hong Kong and any other recent legislative changes, has or may impact your ability to operate with legal certainty.

Prospectus Summary, page 5

2. Please disclose the emerging risks that being based in and having the majority of your operations in Hong Kong, and thereby subject to political and economic influence from
       China, poses to investors. In particular, describe the emerging regulatory, liquidity, and
       enforcement risks in light of China   s extension of authority into Hong
Kong. For
       example, specifically discuss risks arising from the legal system in China, including risks
       and uncertainties regarding the enforcement of China   s laws in Hong
Kong and that rules
       and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Index to Financial Statements, page F-1

3. Please provide the interim financial statements of the company for the period ended June
       30, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at
202-551-8071 if you have any questions.



                                                              Sincerely,
FirstName LastNameTin Lung David Leung
Comapany NameNew Momentum Corp.                               Division of
Corporation Finance
                                                              Office of Trade &
Services
August 17, 2021 Page 2
cc:
FirstName Thomas E. Puzzo, Counsel
          LastName